UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Departure of Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Wai Chun, CHIK

Effective on December 31, 2025, Ms. Wai Chun CHIK (“Ms. Chik”) resigned as an independent director, chairwoman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee of Top Wealth Group Holding Limited (the “Company”). Ms. Chik has indicated her resignation is for personal reasons and not due to any disagreement with the Company.

Yuen Cheong Carp, LEE

Effective on December 31, 2025, the Board of Directors (the “Board”) of the Company approved the appointment of Mr. Yuen Cheong Carp, LEE (“Mr. Lee”) as an independent director, chairman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee of the Company, to fill the vacancy of Ms. Chik. Mr. Lee meets the Nasdaq Stock Market independence requirements.

Mr. Lee, aged 56, has a robust background in the luxury food and beverage industry. With deep expertise in quality assessment and a specialized understanding of the caviar and wine markets, he brings invaluable insights into global market trends and high-end consumer preferences. From 2009 to 2013, he was a community relations ambassador leader where he managed a multi-district team of ambassadors, overseeing recruitment, training and strategic scheduling. From 2013 to 2015, he was a SHEQ (safety, health, environment and quality) supervisor where he was responsible for safety, health and environmental compliance across diverse large-scale project sites. From 2015 to 2025, he was a works supervisor and supervised and led the R&D initiatives for sustainable health practices. His earlier roles included working as unit manager at CEF Life Assurance and leadership positions in telecommunications and direct sales, totaling over 30 years of management experience.

Mr. Lee has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Lee had, or will have, a direct or indirect material interest.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Independent Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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